Exhibit (a)(5)(i)

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 1 of 13

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF PUERTO RICO

JUAN RIVERO, on behalf of himself and all others similarly situated,
Plaintiff,	Civil Action No.:
v.
CLASS ACTION COMPLAINT
BANCO SANTANDER S.A. and SANTANDER BANCORP,	JURY TRIAL DEMANDED
Defendants.

CLASS ACTION COMPLAINT

TO THE HONORABLE COURT

Comes now the Plaintiff, Juan Rivero, individually and on behalf of all others similarly situated, by his attorneys, alleges the following based upon the investigation of its counsel, except as to allegations specifically pertaining to plaintiff and his counsel, which are based on personal knowledge.

NATURE OF THE ACTION

1. This is a class action commenced on behalf of the public stockholders of Santander BanCorp (“Santander BanCorp” or the “Company”) against Banco Santander S.A. and Santander BanCorp seeking equitable relief relating to the buyout of Santander BanCorp’s common stock. On December 14, 2009, Banco Santander S.A. announced that it intends to commence a cash tender offer through its wholly-owned subsidiary, Administración de Bancos Latinoamericanos Santander, S.L., for all outstanding publicly-held shares of common stock of Santander BanCorp at $12.25 per share (the “Buyout Transaction” or “Tender Offer”). Banco Santander S.A., which currently owns 90.6% of the outstanding common shares of Santander BanCorp., is using its voting power and control over the Company and the Company’s Board of Directors (the “Board”)

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 2 of 13

to force the acquisition of the remaining shares of Santander BanCorp from the public for grossly inadequate consideration just as the Company’s stock price is poised for substantial growth. Plaintiff alleges that he and other public shareholders of Santander BanCorp common stock are entitled to enjoin the Buyout Transaction or, alternatively, recover damages in the event the Buyout Transaction is consummated.

JURISDICTION AND VENUE

2. Jurisdiction over plaintiff’s claims, which are brought under state law, arises under 28 U.S.C. § 1332 (diversity jurisdiction). There is complete diversity between plaintiff and the defendants. Plaintiff is a resident of New York, Santander BanCorp is incorporated under the laws of the Commonwealth of Puerto Rico with its principal executive office located in this district, and Banco Santander S.A. has its principal place of business located in Madrid, Spain. The amount in controversy exceeds $75,000, exclusive of interest and costs.

3. Venue is proper in this Court pursuant to 28 U.S.C. § 1391, because a substantial part of the events or omissions giving rise to the claim occurred, or a substantial part of property that is the subject of the action is situated in this district. Specifically, the focal point of this action concerns the acquisition of the remainder of the outstanding shares of Santander BanCorp, which has its principal place of business in this district, which Banco Santander S.A. does not already own. Alternatively, venue is proper because Banco Santander S.A. is subject to personal jurisdiction in this district and there is no district in which the action may otherwise be brought.

THE PARTIES

4. Plaintiff is, and has been at all relevant times, the owner of Santander BanCorp common stock.

5. Defendant Santander BanCorp, a corporation incorporated under the laws of the Commonwealth of Puerto Rico with its principal executive office located in Guaynabo, Puerto Rico, is a financial holding company offering a full range of financial services (including mortgage banking) through its wholly owned banking subsidiary Banco Santander Puerto Rico. The Company

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 3 of 13

also engages in broker-dealer, asset management, consumer finance, international banking, insurance agency services through its subsidiaries, Santander Securities Corporation, Santander Asset Management Corporation, Santander Financial Services, Inc., Santander International Bank, Santander Insurance Agency and Island Insurance Corporation. The Company’s main subsidiary, Banco Santander Puerto Rico (the “Bank”), is one of Puerto Rico’s largest financial institutions (based on number of branches and customer deposits as reported with the Federal Deposit Insurance Corporation (“FDIC”) and the Office of the Commissioner of Financial Institutions of Puerto Rico) with a network of approximately 57 branches and 169 ATMs, representing one of the largest branch franchises in Puerto Rico. As of September 30, 2009, the Company had, on a consolidated basis, total assets of $6.8 billion, total net loans of $5.3 billion, total deposits of $4.4 billion and stockholder’s equity of $575.6 million.

6. Defendant Banco Santander S.A. (“BSSA”), headquartered in Madrid, Spain, operates as a commercial and private bank worldwide. The company operates through three segments: Retail Banking, Global Wholesale Banking, and Asset Management and Insurance. BSSA had over €1.168 trillion in funds under management at the close of 2008, from more than 80 million customers served through more than 14,000 offices. Founded in 1857, BSSA is the largest financial company in Spain and Latin America and has a significant presence in Western Europe and in the United Kingdom. BSSA is an overwhelming majority and controlling shareholder of Santander BanCorp through its ownership of 90.6% of Santander BanCorp’s outstanding shares.

BSSA CONTROLS THE BOARD OF DIRECTORS OF THE COMPANY

7. The Board of Directors of the Company, the members of which were handpicked by BSSA, are beholden to BSSA for their positions and cannot be objective given the overwhelming control that BSSA has over the Company and the Board. The Board consists of eight individuals, the vast majority of which are beholden to BSSA for lucrative salaries, director fees, and/or bonuses received as a result of holding various positions with the Company and/or BSSA (or its affiliates).

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 4 of 13

8. Gonzalo de Las Heras is Chairman of the Boards of Directors of the Company and the Bank and has held these positions since 2002. Prior to his appointment as Chairman of the Board, Mr. de Las Heras held a position as Director of the Bank since June 1998 and Director of the Company since May 2000. Mr. de Las Heras joined BSSA in 1990. He currently serves as Executive Vice President of BSSA, supervising its North American business. He is Chairman of Banco Santander International, Santander Bank & Trust (Bahamas) Limited, and Banco Santander (Suisse), S.A., and Director of Sovereign BanCorp.

9. Jesús M. Zabalza is a member of the Board of the Company and has held this position since 2002. Mr. Zabalza currently serves as Executive Managing Director of BSSA, responsible for Latin America since July 2002.

10. Juan S. Moreno is a member of the Board of Directors of the Company and the Bank and has held these positions since August 28, 2008. Mr. Moreno was appointed President and Chief Executive Officer of the Company in October 2008. He was appointed Chief Executive Officer of the Bank in October 2008, and President of the Bank effective on February 2009. Mr. Moreno also serves as Director of several of the Company's affiliates and subsidiaries, including Santander Financial Services, Inc., Santander International Bank, Inc., Santander Overseas Bank, Inc., Crefisa, Inc., Santander Insurance Agency, Inc., Island Insurance Corp., Santander Securities Corp., and Santander Asset Management. Mr. Moreno has been affiliated with BSSA since 1997, where he has held different positions. Prior to his appointment to his positions with the Company and the Bank, Mr. Moreno served as Director of Business Development for Santander America’s Division since January 2006. From 1997 to 2005, Mr. Moreno held various positions at Banco Santander México, including General Director for Wholesale and Institutional Banking.

11. Víctor Arbulu is a member of the Board of Directors of the Company and has held this position since 2002. Mr. Arbulu also serves as a Chairman of the Board of Directors of Banco Santander Perú, S.A., and member of the Board of Directors and Audit Committees of Banco Santander Colombia, S.A and Banco Santander Chile, S.A..

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 5 of 13

12. María Calero is a member of the Board of Directors of the Company. Ms. Calero was named Senior Executive Vice President and Chief Compliance Officer of the Company and its subsidiaries on November 2008. From 2001 to November 2008, Ms. Calero had served as Executive Vice President and Chief Accounting Officer of the Company. Ms. Calero was appointed Director of the Board of Directors of the Bank in May 2000. Ms. Calero also serves as Director of several of the Company’s affiliates and subsidiaries, including Santander Financial Services, Inc., Island Insurance Corporation, Santander International Bank, Inc., Santander Overseas Bank, Inc., BST International Bank, Inc., and Crefisa, Inc. From April 1996 to December 2000, Ms. Calero held the position of First Senior Vice President of the Compliance and Legal Department at the Bank. From April 1995 until April 1996, Ms. Calero held the title of Senior Vice President of the Compliance Department, and from November 1998 to April 2003, Ms. Calero was in charge of the Company’s Investor Relations. Prior to her employment at the Bank in April 1995, she held the position of Senior Vice President, Administration/Finance at Santander National Bank from November 1992 to March 1995, having served previously, from September 1985 to October 1992, as a private consultant to those institutions on accounting and regulatory matters.

13. Stephen A. Ferriss is a member of the Board of Directors of the Company and has held this position since 2003. Mr. Ferriss served as President and Chief Executive Officer of Santander Central Hispano Investment Securities, Inc. in New York from 1999 to 2002, and as Director of Banco Santander Serfin from 2000 to 2003.

14. José R. González is a member of the Board of the Company and has held this position since June 2000. He served as President and Chief Executive Officer of the Company and as Vice Chairman of the Board of Directors of the Company from October 2002 to August 2008. He also served as Chairman of the Board of Directors of several of the Company’s subsidiaries, including the Bank, Santander Securities Corporation, Santander Mortgage Corporation, and Santander Insurance Agency, Inc. Prior to his appointment as President and Chief Executive Officer of the Company, Mr. González served as Senior Executive Vice President and Chief Financial Officer of the Company from July 2001 to October 2002. From 1996 to July 2001, Mr. González served as President and Chief Executive Officer of Santander Securities Corporation.

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 6 of 13

15. Roberto H. Valentín is a member of the Board of Directors of the Company since 2000 and since 1992 he has served on the Board of Directors of the Bank.

DUTIES OF THE CONTROLLING SHAREHOLDER

16. By reason of its position as controlling shareholder of Santander BanCorp, and because of its ability to indirectly control the business and corporate affairs of Santander BanCorp, BSSA owed Santander BanCorp and its shareholders fiduciary obligations of good faith, loyalty, and candor, and is required to use its utmost ability to engage in transactions involving the Company in a fair, just, honest, and equitable manner. BSSA owes a fiduciary duty to the Company’s shareholders to not use its controlling position to wrongfully benefit itself at the public shareholders’ expense. BSSA was required to act in furtherance of the best interests of Santander BanCorp and its shareholders so as to benefit all Santander BanCorp shareholders equally and not in furtherance of its personal interest or benefit or the interests or benefits of others.

CLASS ACTION ALLEGATIONS

17. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Federal Rules of Civil Procedure, on behalf of all public stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

18. This action is properly maintainable as a class action.

19. The Class is so numerous that joinder of all members is impracticable. As of September 30, 2009, there were approximately 44.6 million of the Company’s shares outstanding. Of this amount approximately 4.4 million shares of the Company’s common stock outstanding are owned by hundreds, if not thousands, of potential Class members. The remaining 90.6% of the Company’s shares outstanding, or approximately 40 million shares, are owned by BSSA. The Company’s common stock is listed and actively traded on the New York Stock Exchange under the ticker symbol SBP.

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 7 of 13

20. There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether BSSA has breached its fiduciary and other common law duties owed by it to plaintiff and the other members of the Class; (b) whether BSSA is pursuing a scheme and course of business designed to eliminate the public stockholders of the Company in violation of its fiduciary duties in order to enrich itself at the expense and to the detriment of plaintiff and the other public stockholders who are members of the Class; (c) whether the Buyout Transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class; and (d) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by defendants.

21. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

22. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

23. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

24. On December 14, 2009, BSSA announced it intends to commence a cash tender offer through its wholly-owned subsidiary, Administración de Bancos Latinoamericanos Santander, S.L., for all outstanding publicly-held shares of common stock of Santander BanCorp at $12.25 per share.

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 8 of 13

25. In the press release announcing the Buyout Transaction, as is typical in minority shareholder freezeout transactions, BSSA claims that the purpose of the transaction was to decrease the Company’s costs and burdens on management from being a public company. BSSA also claims that the Buyout Transaction will benefit minority shareholders by providing them with the ability to sell their shares, conveniently assuming that they want to sell their shares and miss out on the expected growth of the Company for which they invested substantial amounts of money and time to obtain, and ignoring the fact that they could sell their shares on the open market, as many have already done, both before and after the announcement of the Buyout Transaction, at prices significantly higher than the $12.25 tender offer price.

26. The press release also warned the minority shareholders by stating the following if they do not tender their shares in connection with the offer:

As soon as reasonably practicable after the consummation of the offer we intend to consummate a short-form merger with Santander BanCorp in which all remaining public stockholders will receive the same price per share as was paid in the offer, without interest. If you choose not to tender your shares in this offer, your shares will be cancelled pursuant to the short-form merger in consideration for the same price per share as offered in the offer, but as required by Puerto Rico law we will withhold Puerto Rico income tax on payments to (i) U.S. citizens not resident in Puerto Rico at a rate of 10%; (ii) other individuals not resident in Puerto Rico and foreign corporations and entities not engaged in a Puerto Rico trade or business at a rate of 25%; and (iii) stockholders who hold their shares through a broker, dealer, commercial bank, trust company or other nominee at a rate of 25%. We are conducting the tender offer prior to the short-form merger instead of proceeding directly to the short-form merger in order to allow stockholders not resident in Puerto Rico the opportunity to receive the consideration without Puerto Rico income tax withholding.

Puerto Rico resident stockholders who are the beneficial owners of shares and do not participate in the offer must become the holders of record of their shares in order to avoid the Puerto Rico income tax withholding in the short-form merger. No Puerto Rico income tax withholding will be made to stockholders that tender their shares in the offer irrespective of their status as non-residents of Puerto Rico and irrespective of the manner in which their shares are held.

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 9 of 13

27. The press release failed to disclose that the Company’s minority shareholders are entitled to an appraisal proceeding to determine the true value of their shares, should they choose not to tender their shares in the Tender Offer and otherwise comply with 14 L.P.R.A. § 3062 of Puerto Rico General Corporation Law. Also, as previously mentioned, the press release announcing the Buyout Transaction is also coercive in that it warns shareholders that defendants will withhold income tax if Class members do not tender their shares into the Tender Offer.

28. In response to BSSA’s press release, the Company filed a Form 8-K with the Securities and Exchange Commission attaching BSSA’s press release and stating:

On December 14, 2009, Banco Santander, S.A. (“Banco Santander”) announced by press release that it intends to commence a cash tender offer through its wholly-owned subsidiary, Administración de Bancos Latinoamericanos Santander, S.L., for all outstanding publicly-held shares of common stock of Santander BanCorp (NYSE: SBP; LATIBEX: XSBP) at $12.25 per share. Banco Santander, which currently owns 90.6% of the outstanding shares of Santander BanCorp, expects to commence the tender offer within approximately one month. As soon as reasonably practicable after the consummation of the offer Banco Santander intends to consummate a short-form merger with Santander BanCorp in which all remaining public stockholders will receive the same price per share as was paid in the offer, without interest.

The commencement and completion of the tender offer does not require any approval by the board of directors of Santander BanCorp and Banco Santander has not asked the board of directors of Santander BanCorp to approve the tender offer. Santander BanCorp’s board of directors is evaluating the terms of the proposed offer and has not taken a position with respect to the offer. The complete terms, conditions and other details of the tender offer will be contained in materials filed by Banco Santander with the U.S. Securities and Exchange Commission when the offer commences. On or before the date 10 business days after the commencement of the tender offer, a special committee of independent directors of Santander BanCorp intends to announce if it recommends acceptance or rejection of the tender offer, expresses no opinion and remains neutral toward the tender offer, or is unable to take a position with respect to the tender offer, as well as setting forth the reasons for its position with respect to the tender offer. Santander BanCorp stockholders are urged to defer making any determination with respect to the tender offer until they have been advised of such special committee's position with respect to the tender offer.

29. Defendant BSSA has clear and material conflicts of interest and is acting to better its own interests at the expense of Santander BanCorp’s public shareholders. BSSA’s Buyout

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 10 of 13

Transaction comes at a time when the Company’s stock fell as a result of the recent uncertainty and volatility in the market and was recently coming back after reporting substantial growth. Prior to BSSA’s proposal, Santander BanCorp’s shares traded as high as $14.50 per share on December 17, 2008, less than a year prior to the announcement of the Buyout Transaction. The Company’s shares slowly fell with the market over the last year to the $5 range before moving back up to the $6 range by the end of July 2009 as the recession eased and investors anticipated that the Company would start to report substantial income growth. On August 7, 2009, the Company reported its Form 10-Q with the Securities and Exchange Commission for the quarterly period ended June 30, 2009. The Company reported that net income available to common stockholders for the three months ended June 30, 2008, amounted to $12.08 million, more than double the income reported for the same period in the prior year. The Company’s shares surged and climbed to a high of $12.02 per share by October 9, 2009. On November 9, 2009, the Company filed its Form 10-Q for the quarterly period ended September 30, 2009, and reported net income available to common stockholders of $10.47 million, or 0.22 per share, for the three months ended September 30, 2009 – more than a 200% increase from the Company’s $8.1 million loss it reported for the three months ended September 30, 2008.

30. Essentially, BSSA has engineered and timed the Buyout Transaction to freeze out Santander BanCorp’s public shareholders and to allow BSSA to capture the benefits of Santander BanCorp’s promising future potential without paying adequate or fair consideration to the Company’s public shareholders. Indeed, immediately after the market learned of BSSA’s offer, Santander BanCorp’s stock traded higher than the $12.25 buyout price, reaching as high as $13.12 on December 14, 2009, meaning that, at present, the Tender Offer price represents a negative premium to the market price for the Company’s shares.

31. The Company has done nothing to prevent BSSA from making the Tender Offer.

32. The Buyout Transaction is the product of unfair dealing, and the price of $12.25 per share to be paid to Class members is unfair and so grossly inadequate as to constitute a breach of trust committed by BSSA against the public stockholders because, among other things:

a.	the intrinsic value of the stock of the Company is materially in excess of $12.25 per share, giving due consideration to the prospects for growth and profitability of the Company in light of its business, earnings and earnings power, present and future;

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 11 of 13

b.	the $12.25 per share price offers an inadequate premium to the public stockholders of the Company – a mere 2.3% premium to the closing price of $11.97 on the last trading day prior to the announcement of the Buyout Transaction – just recently on December 21, 2009, a Bloomberg article entitled “CEOs Paying 56% M&A Premium Shows Stocks May Be Cheap” reported that “[t]he average premium in mergers and acquisitions in which U.S. companies were the buyer and seller rose to 56 percent this year [2009] from 47 percent last year...[2008]” ;

c.	any special committee of so-called independent directors formed to evaluate the Buyout Transaction is nothing more than mere window dressing to create the perception that an adequate and fair transaction is being conducted in light of the fact that the Company has already announced that Santander BanCorp’s Board of Directors is not being asked to approve the Tender Offer; and

d.	because BSSA dominates the voting power of Santander BanCorp’s outstanding equity securities, no other party will realistically make a competing bid to acquire the Company.

33. Furthermore, the Company’s Board lacks independence. The Board is beholden to BSSA because of its control over Santander BanCorp. BSSA holds or controls approximately 90.6% of the total voting power of Santander BanCorp’s outstanding equity securities, and its controlling interest has allowed it to hand-pick the directors and officers of the Company, including the members of the any special committee formed to evaluate the Buyout Transaction.

34. Under the circumstances, the Company’s Board cannot be expected to protect the Company’s public shareholders in transactions which benefit BSSA at the expense of the Company’s public shareholders, as exemplified by the proposed transaction.

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 12 of 13

35. In addition, by reason of its business and relationship with the Company, BSSA is in possession of material non-public information concerning the financial condition and prospects of the Company, especially the true value and expected increased future value of the Company and its assets, which it has not adequately disclosed to the Company’s public stockholders.

36. BSSA, in failing to disclose the material non-public information in its possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability, have breached and are breaching its fiduciary duties to the members of the Class.

37. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

38. Unless the proposed Buyout Transaction is enjoined by the Court, BSSA will continue to breach its fiduciary duties owed to the plaintiff and the members of the Class, will not engage in arm’s-length negotiations, and will consummate and close the Buyout Transaction complained of and succeed in its plan described above, all to the irreparable harm of plaintiff and the members of the Class.

39. Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against the defendants as follows:

(1) declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

(2) enjoining, preliminarily and permanently, the Buyout Transaction complained of herein;

(3) to the extent, if any, that the Buyout Transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

Case 3:09-cv-02305-FAB-CVR     Document 1     Filed 12/31/09     Page 13 of 13

(4) directing that the defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(6) granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

Dated: December 31, 2009

WOLF POPPER LLP

s/ Carlos E. López López

Carlos E. López López

USDC - PR No. 209512

654 Plaza Suite 1001

654 Munoz Rivera Avenue

San Juan, PR 00918

Telephone: (787) 522-0200

Facsimile: (787) 522-0201

Email: Clopez@wolfpopper.com

Robert M. Kornreich

Chet B. Waldman

845 Third Avenue

New York, NY 10022

Telephone: (212) 759-4600

Facsimile: (212) 486-2093

Email: Rkornreich@wolfpopper.com

Email: Cwaldman@wolfpopper.com

Attorneys for Plaintiff

13